EXHIBIT 3.1

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

HAWKS ACQUISITION CORP

Pursuant to Section 242 of the

Delaware General Corporation Law

1.	The undersigned, being a duly authorized officer of HAWKS ACQUISITION CORP (the “Corporation”), a corporation existing under the laws of the State of Delaware, does hereby certify as follows:
2.	The name of the Corporation is Hawks Acquisition Corp.
3.	The Corporation’s Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on January 4, 2021, and an Amended and Restated Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on October 8, 2021.
4.	This Amendment to the Amended and Restated Certificate of Incorporation amends the Amended and Restated Certificate of Incorporation of the Corporation.
5.	This Amendment to the Amended and Restated Certificate of Incorporation has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”).
6.	The text of Section 4.3(a)(iii) of Article IV is hereby amended and restated to read in full as follows:

Except as otherwise required by law or this Amended and Restated Certificate (including any Preferred Stock Designation) at any annual or special meeting of the stockholders of the Corporation, prior to the earlier of the closing of the initial Business Combination or the date there are no shares of Class B Common Stock outstanding, the holders of Class B Common Stock, voting together as a single class, shall have the exclusive right to elect and remove any director and the holders of Class A Common Stock shall have no right to vote on the election or removal of any director. The provisions described in the foregoing sentence may only be amended by a majority of the Class B Common Stock then outstanding. Notwithstanding the foregoing, except as otherwise required by law or this Amended and Restated Certificate (including any Preferred Stock Designation), holders of shares of any series of Common Stock shall not be entitled to vote on any amendment to this Amended and Restated Certificate (including any amendment to any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock or other series of Common Stock if the holders of such affected series of Preferred Stock or Common Stock, as applicable, are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Amended and Restated Certificate (including any Preferred Stock Designation) or the DGCL.

7.	The text of Section 4.3(b)(i) of Article IV is hereby amended and restated to read in full as follows:

Shares of Class B Common Stock shall be convertible into shares of Class A Common Stock on a one-for-one basis (the “Initial Conversion Ratio”) (A) at any time at the election of each holder of such shares of Class B Common Stock and (B) automatically on the closing of the Business Combination.

IN WITNESS WHEREOF, I have signed this Amendment to the Amended and Restated Certificate of Incorporation this 11 day of April, 2023.

HAWKS ACQUISITION CORP

By:	/s/ J. Carney Hawks
	Name:	J. Carney Hawks
	Title:	Chief Executive Officer